Filed Pursuant to Rule 253(g)(2)

File No. 024-11086

GREEN STREAM HOLDINGS, INC.

OFFERING CIRCULAR SUPPLEMENT

Dated: August 9, 2021

This document supplements, and should be read in conjunction with, the offering circular of Green Stream Holdings, Inc. (the “Company”), which was qualified by the Securities and Exchange Commission (the “Commission”) on April 21, 2020 and amended by a Rule 253(g)(2) filing (the “Supplement”), which was filed with the Commission on August 26, 2020, and subsequently amended by additional Rule 253(g)(2) filings (the “Additional Supplements”), which were filed with the Commission on October 21, 2020, March 25, 2021, April 21, 2021 and May 3, 2021, June 17, 2021, and July 21 and 22 respectively (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

This document modifies references within the Offering Circular to the price of the shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”) to be sold in the offering from $0.04 to $0.032 per share.

Cover Page, Paragraph 1, Cover Page, Tables, Page 2 (“Summary of the Offering”), and Page 20 (“Dilution”) are modified in part as follows:

•	References to an offering price of $0.04 per share of Common Stock shall be amended to read as “$0.032 per share’”

This supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including the disclosures incorporated by reference therein and all amendments or supplements thereto. The information included in this supplement modifies and supersedes, in part, the information contained in the Offering Circular. Any information that is modified or superseded in the Offering Circular shall not be deemed to constitute a part of the Offering Circular, except as so modified or superseded by this supplement.

The Company may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.

NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. YOU SHOULD MAKE AN INDEPENDENT DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND FINANCIAL RISK TOLERANCE LEVEL. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.